EXHIBIT 99.3

Seabridge Gold Inc.
Report to Shareholders
Quarter Ended September 30, 2012

 Highlights: The Best Exploration Results in Our History

•  New high-grade gold deposit discovered at Courageous Lake
•  Camp zone discovery at KSM yields highest gold grades to date
•  Large, high grade copper discovery at KSM could be ‘game-changer’
•  KSM Environmental Assessment application nears completion
• $24 million financing arranged at 20% premium to market

Courageous Lake Drilling Discovers New Deposit at Walsh Lake – Likely Extension of Historic
High-Grade Tundra Mine

Exploration on our 100%-owned Courageous Lake Project in Canada’s Northwest Territories has discovered a promising high-grade gold occurrence at Walsh Lake. The discovery appears to be the southern extension of the historical Tundra Gold Mine, a high-grade gold producer which was abandoned in 1999. The Walsh Lake target area, which stretches about one and a half kilometers south from the former mine, is about 10 kilometers south of the FAT deposit (short for Felsic-Ash-Tuff) where we have developed a 6.5 million ounce proven and probable gold reserve (91.1 million tonnes at 2.2 grams of gold per tonne (see news release of July 24, 2012). Selected Walsh Lake assay results are as follows:

Hole ID	Total Depth (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (gpt)
CL-210	471 includes includes	361.8 379.7 390.7 447.8 447.8 462.0	368.0 384.7 396.3 469.0 448.8 464.2	6.2 4.9 5.6 21.2 1.0 2.2	3.58 10.49 5.93 8.16 64.84 31.96
CL-228	462 includes includes	71.8 78.8 258.4 271.2 271.2 300.3 331.9 331.9	72.9 82.5 259.5 277.5 271.9 301.3 336.6 332.5	1.1 3.7 1.1 6.3 0.7 1.0 4.7 0.6	15.47 4.26 10.60 3.97 21.83 11.47 5.09 35.50
CL-229	397	227.4 247.4	231.0 249.0	3.6 1.6	3.62 9.20
CL-230	357 includes includes	7.5 7.5 91.3 111.0 116.5 123.0 133.9	16.7 9.0 92.7 112.3 124.0 124.0 135.2	9.2 1.5 1.4 1.3 7.5 1.0 1.3	9.50 52.86 13.70 7.83 5.31 20.09 28.58
CL-231	256	60.3 85.5	61.7 87.0	1.4 1.5	10.69 17.62
CL-232	564 includes	14.1 430.9 432.5 494.1	15.2 435.5 434.0 496.6	1.1 4.6 1.5 2.5	7.10 5.11 9.65 8.40
CL-233	429 includes includes includes	155.6 172.7 195.0 238.4 244.8 292.5 292.5 304.5	178.9 174.3 199.1 252.9 251.5 295.8 293.8 306.0	23.3 1.6 4.1 14.5 6.7 3.3 1.3 1.5	3.62 19.18 3.32 12.27 21.41 85.21 215.01 5.85
CL-234	294 includes	105.5 135.0 136.0	108.6 138.4 137.0	3.1 3.4 1.0	4.80 19.86 58.85

The above reported drill holes were designed to intersect mineralized zones perpendicular to their strike. Therefore, the intervals reported are believed to represent true widths of mineralization.

The key objective of the 2012 exploration program at Courageous Lake was to find a sizeable new deposit to extend the 15 year mine life of the FAT deposit and improve project economics. The discovery at Walsh Lake clearly has the potential to meet this objective. In addition, Walsh Lake could also enhance the project’s grade in the critical early years of production, thereby reducing the payback period. Walsh Lake material could be trucked to the FAT facility using the existing road network.

Follow-up drilling at Walsh Lake is being planned for 2013.

High-Grade Camp Zone Discovered at KSM – an Unexpected Surprise!
Exploration drilling this summer at KSM discovered an “unexpected” epithermal style of gold occurrence which contains significant widths of higher gold grades including narrow veins with the highest gold grades found at the project to date. Our original assumption was that neighboring Pretium Gold had the higher grade, epithermal (top) portion of the very large gold-copper porphyry system we see at KSM and that our property could host the high-grade copper core of the entire complex at depth. The new Camp zone appears to be part of an epithermal system with chemistry similar to that found nearby at Pretium’s extraordinary Brucejack deposit.

Assay results from the first three holes drilled this year at the Camp zone are as follows:

Hole ID	Total Depth (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (grams per tonne)	Silver Grade (grams per tonne)
C-12-01	405.0 includes	200.0 220.0 270.0	274.0 222.0 272.0	74.0 2.0 2.0	0.85 8.36 8.60	2.5 5.1 31.6
C-12-02	363.0 includes	114.0 114.0 128.0	136.0 116.0 130.0	22.0 2.0 2.0	8.94 23.10 66.70	41.6 90.4 287.0
C-12-03	310.0 includes	37.2	39.0	1.8	7.82	29.6
		151.3 151.3 196.0	250.0 169.0 202.0	98.7 17.7 6.0	2.11 4.41 6.24	2.5 5.2 8.9
		262.0	280.0	18.0	2.02	2.4

Additional drilling will be required to ascertain the orientation of the mineralization within the Camp zone. Accordingly, the true widths of the mineralization in the table above may prove to be less than reported.

The Camp zone is in the Sulphurets Valley, covered by a relatively thin layer of glacial till. The initial interpretation is that the host units are intermediate tuffaceous volcanic rocks of the Hazelton Group, but work continues to better understand this stratigraphy. Brittle deformation of these rocks in the form of crack-seal style veins and extensively disseminated fine grain sulfide minerals containing gold have been observed. Quartz-carbonate and quartz-adularia veins are present in the gold-bearing zones, with vein and disseminated sphalerite, galena, barite and carbonate minerals. Geochemically, the zone is depleted in copper, elevated in zinc and lead with a variable but generally low silver-to-gold ratio. Textural, mineralogical and chemical characteristics are consistent with a low-sulfidation epithermal system but results from an additional 10 holes drilled at the Camp zone will help refine this interpretation.

High-Grade Copper Discovered at Deep Kerr – Likely to Represent Upper Portion of Targeted “Core Zone”
Drill Hole K-12-21 Intersects 473 Meters Grading 0.90% Copper, 0.31 gpt Gold and 3.7 gpt Silver

Our aim in this year’s exploration program at KSM was to search for higher temperature core zones that typically concentrate high-grade metals within very large porphyry systems such as KSM. Historically, these core zones generally have grades which are a multiple of those in the upper parts of the porphyry system where KSM’s known deposits are found. Evidence compiled by our team of geologists suggested that such a core was preserved intact on the KSM claims in close proximity to the known deposits and at a reasonable depth. Eleven targets were selected based upon geochemical analysis, mineralogy, metal distributions and geophysical surveys. The preliminary drill evidence suggests that we may have found the upper portion of a core zone below the known Kerr deposit.

Key observations of the Deep Kerr discovery include:

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Alteration intensity increases with depth.  Favorable potassic alteration is present and the chalcopyrite to pyrite ratio increases in the deeper parts of Kerr suggesting that we are approaching the temperatures that would be associated with a high-grade core.

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Gold and copper grades show more complete overlap at depth, increasing in tandem, another key indicator of a core zone.  At the periphery of the Kerr zone, intercepts of gold-only mineralization are thicker than at shallower depths, and these have potential to enhance overall gold grades.

•	The down-dip mineralized zones encountered consist of unusually thick sections with some of the highest metal values encountered to date at KSM.
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The geometry from the existing resource model to these new results down dip supports a potential resource expansion in the range of 500 million tonnes. Kerr now has geological continuity down dip of more than 500 meters which is likely to grow.

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At depth, the Deep Kerr appears to be slightly offset by a post-mineral fault which took hole K-12-21 out of the high-grade material but Seabridge’s geological team believes that the displaced high-grade zone continues down dip.

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The Kerr depth extension is above, and probably accessible from, the Sulphurets valley floor by way of an inclined tunnel, raising the potential for a lower cost block caving option which would also have significant environmental benefits.

The discovery at Kerr is substantiated by the following drill hole intersections:

Hole ID	Total Depth (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (g/T)	Copper Grade (%)	Silver Grade (g/T)
K-12-20	1011.0 incl. incl. incl. incl.	559.9	1011.0	451.5	0.27	0.45	2.0
		615.0	711.4	96.4	0.40	0.63	3.8
		778.0	883.0	105.0	0.41	0.60	1.7
		829.0	852.0	23.0	0.90	1.17	3.5
		979.5	1011.0	31.5	0.16	0.39	1.5
K-12-21	855.3	20.0	493.0	473.0	0.31	0.90	3.7
		503.0	519.0	16.0	2.20	0.04	15.0
		537.0	553.3	16.3	6.90	0.03	18.3
		672.0	738.0	66.0	0.38	0.37	4.1
		767.0	781.0	14.0	1.80	0.15	10.3

The drilling reported above was designed to establish geological continuity between the Deep Kerr target and the Kerr mineral resource. The orientations of these holes were not intended to establish true widths of the mineral system and additional drilling is required for this purpose. The entire mineralized intercept in hole K-12-20, and the portion below a depth of 275 meters in hole K-12-21 are beyond the current resource limits. Assays from the final hole in the Deep Kerr program, K-12-22, are awaited. This final hole was drilled to test for the edge of the deposit to assist with the design of the 2013 drill program.

Seabridge is now designing a KSM drill program for 2013 that is expected to define large additions to measured and indicated copper and gold resources by the end of 2013. The potential also exists for substantially more upside if Deep Kerr proves to be a core zone similar to others found near comparably-sized porphyry systems.

KSM Environmental Assessment Application Nearing Completion – Now to be Filed in Late January

The KSM Project is undergoing a joint harmonized environmental review administered by the Canadian Environmental Assessment Agency (CEAA) and the BC Environmental Assessment Office (BCEAO). Under this process, Seabridge must complete an Environmental Impact Statement for CEAA and an Environmental Assessment (EA) Application for the BCEAO; for the purpose of this update, we refer to these documents as the EA application.

Preparation of the EA application is 75 percent complete. Seabridge employees, along with our teams of engineering and environmental consultants, are working hard to finalize the compilation of four years of environmental baseline work with the KSM Preliminary Feasibility Study engineering design. We are also completing reports of the extensive engagement and consultation process we have undertaken with local Aboriginal groups, regulatory authorities and the general public. Filing the EA application for the KSM Project by the end of the year is one of our 2012 corporate objectives. However, as a result of delays associated with the processing, interpretation and incorporation of geotechnical drill data collected from the proposed mine area during 2012 – data that must be included in the final environmental assessment document – we now expect to file the application by the end of January, 2013.

Once the EA application is submitted in January 2013, it will undergo a 30-day screening period during which the contents will be compared against the BC Application Information Requirements (AIR) and the Federal Government’s Scoping Document. At the end of this screening period, the formalized review of the application with public input will begin. This process is scheduled to take180 days but can take longer, depending on possible requests for additional information from the BC EAO and the CEAA.

The Gold Market

Please note that the following information expresses the views and opinions of Seabridge Gold management and it is not intended as investment advice. Seabridge Gold is not licensed as an investment advisor.

Gold has now been in correction mode for more than a year. The fundamentals are strong…one central bank after another has embraced monetary expansion, sovereign debt continues to grow, the world economy continues to slow and enormous amounts of public and private debt need to be rolled over at very low interest rates. This back drop supports ongoing devaluation of paper currencies and a rising gold price, but the market seems hesitant to believe it and embrace the one reliable store of value that can protect against an organized assault on the value of money.

From our perspective, it seems that financial markets have decided that they know all this, it is old news, the real problems are known as well as the solutions to them. We think otherwise: in our view, the real issues have been obscured by wishful thinking and over simplification while the solutions have been scaled down to a size that promises to be both manageable and ineffective. Perhaps due to the frequency of fiscal and monetary interventions and computer-driven trading, markets have lost the ability to discount more than a few weeks into the future.

America’s Debt and Deficits

In the U.S., a debt problem of unimaginable proportions has proved to be too big to consider and the issue has morphed into a short-term obsession with the ‘fiscal cliff’ and another recession. The fiscal cliff is a series of automatic tax hikes and spending cuts which come into effect on January 1, 2013, many of which were agreed to during the ridiculous debt ceiling debate of August 2011.

According to an analysis by J.P. Morgan economist Michael Feroli, the fiscal cliff annually would pull about $280 billion out of the economy from sun-setting of the Bush tax cuts; $125 billion from the expiration of the Obama payroll-tax holiday; $40 billion from the expiration of emergency unemployment benefits; and $98 billion from the 2011 Budget Control Act spending cuts. In all, the tax increases and spending cuts total about 3.5% of GDP – about half the current annual deficit – with expiry of the Bush tax cuts making up about half of that.

The Congressional Budget Office calculates that the effect of the fiscal cliff could amount to a 4% reduction in GDP. The widely expected solution is seen to be a much smaller tax increase on the wealthy and much more modest spending cuts which will leave the debt and deficit largely unaddressed. Even this largely symbolic move is seen as highly contentious and possibly unattainable. What the current furor over the fiscal cliff demonstrates is how difficult any meaningful debt reduction will be. What little capacity that exists for bi-partisan agreement may be squandered on a battle that is not worth winning.

There remains an assumption among most investors that the U.S. is headed back to the ‘normalcy’ of 2007, slowly, to be sure, but inevitably. The enormity of the real problem appears to have been lost. Since 2007, the year before the financial crisis, a radical, fundamental shift has occurred in the U.S. (see www.theburningplatform.com):

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In 2007, the annual Federal government deficit totaled $161 billion. In 2012, the annual deficit is $1.1 trillion, about $3 billion per day. The Federal Government spends nearly 50% more than it takes in.

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In 2007, the national debt was $9 trillion. In 2012, the national debt is $16.3 trillion, an 81% increase in five years. Normalization of interest rates to 2007 levels would result in annual interest expense of $1 trillion or 40% of current government revenues.

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In 2007, Federal government spending was $2.73 trillion. In 2012, Federal government spending is $3.8 trillion, a 39% increase in five years. In 2007, GDP was $14.2 trillion. In 2012, GDP is $15.8 trillion, an 11% increase in five years. Approximately 25% of the growth in GDP is due to increased government spending.

•	In 2007, Government entitlement transfers totaled $1.7 trillion. In 2012, they total $2.4 trillion, a 41% increase in five years.

Behind these depressing numbers are the underlying facts of an economy in decline:

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In 2007, the unemployment rate was 4.6%, 146 million people or 63% of the working age population were employed and 78 million Americans were not in the labor force. In 2012, the unemployment rate is 7.9%, 143 million people or 58.8% of the working age population are employed and 88 million Americans are not in the labor force.

•	In 2007, real median household income was $55,039. In 2012, real median household income is $50,502, down 8.2% infive years.

•	In 2007 median household net worth was $126,400. In 2010 it had fallen to $77,300, a 39% drop in three years.
•	In 2007, interest income paid to senior citizens and savers totaled $1.25 trillion. In 2012, interest income totals $985 billion, a 21% decrease in five years.
•
In 2007, there were 5.7 million existing homes sold at a median price of $218,900. In 2012, there are 4.3 million existing homes being sold at a median price of $183,900. Over 1 million of these home sales are foreclosures or short sales as 30% of all the homes with a mortgage owe more than their house is worth.

Turning this around during a world-wide economic slow-down is likely the work of a generation. Meanwhile, another debt ceiling debate beckons early next year.

Egan-Jones is an independent debt-rating agency whose compensation does not come from the debt issuers it rates, unlike its better-known competitors. The firm has downgraded the U.S. twice in 2012 and currently has it at AA-. In an interview on November 6, 2011, Sean Egan, president of Egan-Jones, poured cold water on the notion that even an amicable and timely resolution to the fiscal cliff debate would meaningfully improve the credit worthiness of the country:

“The key measure on sovereign credit quality is debt-to-GDP. In the case of the U.S., it’s risen rather dramatically, from four years ago at 75% debt-to-GDP, to currently over 104%. The problem in the U.S. is that the debt has grown whereas the GDP has not grown.”

Europe Also Misses the Point

The European Union’s (EU) unelected political leadership tells us that the worst is over. The Euro project is safe. The Greek Parliament has agreed to yet another 13.5 billion euros of new austerity measures which will trigger the urgently needed next tranche of some 32 billion euros of EU bail-out money within a few weeks. Meanwhile, markets believe that the European Central Bank (ECB) has successfully freed itself from Bundesbank control and with the newly-created Outright Monetary Transactions (OMT) tool, it can now intervene freely and massively in the short end of the Sovereign bond markets of countries which have agreed to fiscal discipline programs with the newly-approved European Stability Mechanism (ESM). European Sovereign bond yields have fallen dramatically.

The real facts are disturbingly different, according to Mark J. Grant, a Wall Street veteran and astute observer of the unfolding European crisis. Greece is insolvent and becomes more so every day. In a piece entitled “We Aren’t In Kansas Anymore” (http://www.zerohedge.com/news/2012-11-08/we-arent-kansas-anymore) Grant notes that the International Monetary Fund (IMF) has refused to provide any more support to Greece until the country can prove that its debt burden is sustainable. But Greece cannot pay back its debt under any scenario. It is impossible. Grant calculates Greece's debt-to-GDP ratio the common sense way, by taking into account all of its debts including bank debt and corporate debt guaranteed by the government, guaranteed derivatives and regional government debt:

“With an actual debt-to-GDP ratio now around 800% I think it can be said with certainty that the task [of repayment] is impossible even as the Troika (the EU, IMF and ECB) says the same ratio is 190%. The difference between my number and their number is just what is counted. I count in exactly the same fashion as IBM or GE tallies up their balance sheet.”

Grant also dispels the popular myth that Greece could “disappear and it wouldn’t matter” or, put another way, that Greece is so little no one should care. On the contrary, “with a total of $1.5 trillion in debts a default would be cataclysmic.”

The Spanish banking bail-out is equally open to question. The ECB is waiting for Spain to accept an agreement with the ESM requiring Spain’s guarantee of the bail-out, which in turn expands its debt-to-GDP ratio and therefore requires austerity measures imposed by the EU/ESM. The amount of the bank bail-out is variously estimated at 60 to 100 billion euros, to repair the balance sheets destroyed by the world’s largest ever real estate bust. The eventual total is certain to be much higher. But real estate is only part of the problem and perhaps not the most pressing part. Spain and the other countries on the European periphery appear to be undergoing a silent but very dangerous bank run.

Suppose that you are a Spanish depositor at a Spanish bank. You are concerned that Spanish banks need a bail-out. You are also concerned that there is a small chance that Spain may be forced out of the euro. You do not want to wake up one day owning pesetas. There is no euro zone deposit insurance backed by an unlimited lender of last resort such as the U.S. has. So, you move your euros to the Spanish branch of a German bank where they are just as available for transactions, although you may get less interest…a small price to pay for a sound night’s sleep.

A report by Yalman Onaran of Bloomberg News on Sep 19, 2012 documents how prevalent this thinking has become. Over the 12 months to the end of August, some $425 billion in deposits had been pulled from banks in Greece, Italy, Portugal and Spain. And about $390 billion in deposits had piled up in core euro countries, particularly France and Germany (http://www.bloomberg.com/news/2012-09-18/deposit-flight-from-europe-banks-eroding-common-currency.html). Bank balance sheets in the periphery countries are evaporating. This is especially difficult for European banks which tend to fund themselves by demand deposits and other sources of short-term wholesale funding rather than equity or long-term debt. Declining liabilities mean that assets need to be sold and lending needs to be curtailed. Fewer assets mean less collateral for loans from the ECB which has already dropped its collateral requirements several times.

The European banking system is, in our view, in real danger of imploding. As the pressure builds on Greece to exit the euro, an event we consider almost inevitable, the bank runs will intensify. Who can say a Greek exit will never happen? If Greece leaves and forces its depositors to convert to drachmas, who is next? Even a small chance of such an outcome encourages deposits to flee weaker countries and banking systems especially when the costs are so minimal.  We consider this to the most pressing issue facing countries like Spain. In June $70 billion dollars left their system. In July it was $92 billion which is 4.7% of total banking deposits.  From January to July of this year, an estimated $368 billion or 17.7% of total bank deposits has fled Spanish institutions. This evidence is confirmed by the huge and growing imbalances in the ECB’s Target2 settlements system.

The ‘Solution’: Expanding Central Bank Balance Sheets

In our view, the world’s problems are bigger and more urgent than the markets seem to realize. The shape of the presumed solution is already more than clear…financial repression rather than default. Financial repression is the policy of ultra-low interest rates fixed in place by central banks, rapidly expanding central bank balance sheets and money supply, tighter controls on capital and lower exchange rates. The aim is to force savings into financial markets to maintain asset values, especially in the debt markets, and preserve liquidity. The result is necessarily a rapid decline in the purchasing power of money.

All major central banks are now involved. The Federal Reserve and the ECB have already tripled their balance sheets since 2007 and both have announced unprecedented and aggressive new initiatives, QE3 and OMT respectively. The U.K. is similarly addicted to quantitative easing. China, Japan and Switzerland are directly intervening in currency markets, printing huge amounts of their currencies to weaken them. As markets finally conclude that these policies are likely to be in place for many years, there will be, in our opinion, a rush for gold and a growing reluctance to sell it for dollars or other currencies, with explosive consequences.

The correlation between negative real interest rates and the gold price is well known. But perhaps the clearest correlations for the gold price are growing central bank balance sheets, global liquidity and public debt, as illustrated below (http://goldswitzerland.com):

                  (US $ billions)

A surprising number of people see little or no consequence to a global liquidity boom other than price inflation, which most seem to think is a far distant event given the economy’s large output gap the difference between the economy operating optimally and its current level of activity – which is supposed to have a depressing effect on the general price level according to prevailing economic theory. The fact is, we do not know.

Consider the following remarkably candid quote by Richard W. Fisher, a Governor of the Federal Reserve, delivered to the Harvard Club of New York City on September 19, 2012:

“It will come as no surprise to those who know me that I did not argue in favor of additional monetary accommodation during our meetings last week. I have repeatedly made it clear, in internal FOMC deliberations and in public speeches, that I believe that with each program we undertake to venture further in that direction, we are sailing deeper into uncharted waters. We are blessed at the Fed with sophisticated econometric models and superb analysts. We can easily conjure up plausible theories as to what we will do when it comes to our next tack or eventually reversing course. The truth, however, is that nobody on the committee, nor on our staffs at the Board of Governors and the 12 Banks, really knows what is holding back the economy. Nobody really knows what will work to get the economy back on course. And nobody—in fact, no central bank anywhere on the planet—has the experience of successfully navigating a return home from the place in which we now find ourselves. No central bank—not, at least, the Federal Reserve—has ever been on this cruise before.”

We believe in the wealth-protecting qualities of gold, for all the reasons we know, and those we do not know. We expect markets to come to the same conclusion.

Financial Results

During the three month period ended September 30, 2012 Seabridge posted a net loss of $5.3 million ($0.12 per share) compared to a loss of $3.7 million ($0.09 per share) for the same period last year. During the 3rd quarter, Seabridge invested $17.2 million in mineral interests, primarily at KSM and Courageous Lake, compared to $18.3 million during the same period last year. At September 30, 2012, net working capital was $21.9 million compared to $57.0 at December 31, 2011.

Subsequent to the end of the quarter, Seabridge arranged a $24.0 million “bought-deal” financing consisting of 1.1 million flow-through shares at $21.85 per share representing a 20% premium to the closing market price on the day the financing was arranged. The financing is expected to close later this month.

On Behalf of the Board of Directors,
Rudi P. Fronk
Chairman and Chief Executive Officer
Toronto, Canada
November 13, 2012